Exhibit 12.1

STATEMENT OF COMPUTATION OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Year ended December 31,
	2017		2016	2015		2014		2013

Earnings
Income (loss) before income taxes	$(134,222)		$(399,072)	$8,039		$12,932		$(37,447)
Interest and amortization of deferred financing costs	122,077		113,440	98,290		92,926		99,465
Implicit rental interest expense	12,558		12,471	12,182		12,080		10,773
Total earnings	$413		$(273,161)	$118,511		$117,938		$72,791

Fixed Charges
Interest and amortization of deferred financing costs	$122,077		$113,440	$98,290		$92,926		$99,465
Capitalized interest	3,422		2,405	500		710		861
Implicit rental interest expense	12,558		12,471	12,182		12,080		10,773
Total fixed charges	$138,057		$128,316	$110,972		$105,716		$111,099

Ratio of earnings to fixed charges	0.00	x	*	1.07	x	1.12	x	0.66

* For the year ended December 31, 2016, earnings were insufficient to cover fixed charges by approximately $401.4 million.